                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                          Genesis Health Ventures, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37183F-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Patrick H. Daugherty, Esq.                              With a copy to:
Highland Capital Management, L.P.                       W. Scott Wallace, Esq.
       Two Galleria Tower                               Haynes and Boone, LLP
   13455 Noel Road, Suite 1300                       901 Main Street, Suite 3100
       Dallas, Texas 75240                               Dallas, Texas 75202
         (972) 628-4100                                     (214) 651-5587
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                  March 7, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------------------------------------------------------------
                                                            SCHEDULE 13D
CUSIP No. 37183F-10-7                                                                                                  Page 2 of 12
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Highland Capital Management, L.P., a Delaware limited partnership
                      75-2716725
------------------------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [X]
                                                                                                                             (b) [ ]

------------------------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                      OO
------------------------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                      N/A
------------------------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
------------------------------------------------------------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
          NUMBER OF
           SHARES                           1,559,647
                              ------------------------------------------------------------------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY
                                            0
            EACH              ------------------------------------------------------------------------------------------------------
          REPORTING              9      SOLE DISPOSITIVE POWER

           PERSON                           1,559,647
            WITH              ------------------------------------------------------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                            0
------------------------------------------------------------------------------------------------------------------------------------
             11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       2,997,691
------------------------------------------------------------------------------------------------------------------------------------
             12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

                                       N/A
------------------------------------------------------------------------------------------------------------------------------------
             13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       7.5% (1)
------------------------------------------------------------------------------------------------------------------------------------
             14               TYPE OF REPORTING PERSON

                                       PN
------------------------------------------------------------------------------------------------------------------------------------

(1) Based on a total of 39,764,798 shares of Common Stock outstanding on February 8, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on February 14, 2002.

------------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                                                                                  Page 3 of 12
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership
------------------------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) [X]
                                                                                                                             (b) [ ]

------------------------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                      OO
------------------------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                      N/A
------------------------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Bermuda
------------------------------------------------------------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
          NUMBER OF
           SHARES                                  1,045,176
                              ------------------------------------------------------------------------------------------------------
        BENEFICIALLY               8      SHARED VOTING POWER
          OWNED BY
                                                   0
            EACH              ------------------------------------------------------------------------------------------------------
          REPORTING                9      SOLE DISPOSITIVE POWER

           PERSON                                  1,045,176
            WITH              ------------------------------------------------------------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                                   0
------------------------------------------------------------------------------------------------------------------------------------
             11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       2,997,691
------------------------------------------------------------------------------------------------------------------------------------
             12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

                                       N/A
------------------------------------------------------------------------------------------------------------------------------------
             13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       7.5% (1)
------------------------------------------------------------------------------------------------------------------------------------
             14               TYPE OF REPORTING PERSON

                                       PN
------------------------------------------------------------------------------------------------------------------------------------

(1) Based on a total of 39,764,798 shares of Common Stock outstanding on February 8, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on February 14, 2002.

------------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                                                                                  Page 4 of 12
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Prospect Street High Income Portfolio Inc., a Maryland corporation
                       04-3028343
------------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a) [X]
                                                                                                                             (b) [ ]

------------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       OO
------------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                       N/A
------------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Maryland
------------------------------------------------------------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   253,468
                                 ---------------------------------------------------------------------------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
                                                      0
              EACH               ---------------------------------------------------------------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER

             PERSON                                   253,468
              WITH               ---------------------------------------------------------------------------------------------------
                                      10     SHARED DISPOSITIVE POWER

                                                      0
------------------------------------------------------------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          2,997,691
------------------------------------------------------------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

                                          N/A
------------------------------------------------------------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          7.5% (1)
------------------------------------------------------------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          CO
------------------------------------------------------------------------------------------------------------------------------------

(1) Based on a total of 39,764,798 shares of Common Stock outstanding on February 8, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on February 14, 2002.

------------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                                                                                  Page 5 of 12
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       PCMG Trading Partners XXIII LP
                       56-21575855
------------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a) [X]
                                                                                                                             (b) [ ]

------------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
------------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                       N/A
------------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
------------------------------------------------------------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   41,100
                                 ---------------------------------------------------------------------------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
                                                      0
              EACH               ---------------------------------------------------------------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER

             PERSON                                   41,100
              WITH               ---------------------------------------------------------------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
------------------------------------------------------------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          2,997,691
------------------------------------------------------------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

                                          N/A
------------------------------------------------------------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          7.5% (1)
------------------------------------------------------------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          PN
------------------------------------------------------------------------------------------------------------------------------------

(1) Based on a total of 39,764,798 shares of Common Stock outstanding on February 8, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on February 14, 2002.

------------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                                                                                  Page 6 of 12
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       James Dondero
------------------------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a) [X]
                                                                                                                             (b) [ ]

------------------------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       PF
------------------------------------------------------------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

                       N/A
------------------------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.
------------------------------------------------------------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER
            NUMBER OF
             SHARES                                   98,300
                                 ---------------------------------------------------------------------------------------------------
          BENEFICIALLY                8      SHARED VOTING POWER
            OWNED BY
                                                      0
              EACH               ---------------------------------------------------------------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER

             PERSON                                   98,300
              WITH               ---------------------------------------------------------------------------------------------------
                                     10      SHARED DISPOSITIVE POWER

                                                      0
------------------------------------------------------------------------------------------------------------------------------------
               11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          2,997,691
------------------------------------------------------------------------------------------------------------------------------------
               12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

                                          N/A
------------------------------------------------------------------------------------------------------------------------------------
               13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          7.5% (1)
------------------------------------------------------------------------------------------------------------------------------------
               14                TYPE OF REPORTING PERSON

                                          IN
------------------------------------------------------------------------------------------------------------------------------------

(1) Based on a total of 39,764,798 shares of Common Stock outstanding on February 8, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on February 14, 2002.

--------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                               Page 7 of 12
--------------------------------------------------------------------------------

         This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Highland Capital Management, L.P., Highland Crusader Offshore Partners, L.P., Prospect Street High Income Portfolio Inc., and James Dondero by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is amended as follows:

         (a) The names of the persons filing this Statement (the "Filing Persons") are Highland Capital Management, L.P., a Delaware limited partnership ("Highland Capital"), Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership ("Crusader"), Prospect Street High Income Portfolio Inc., a Maryland corporation and closed end mutual fund registered under the Investment Company Act of 1940 ("Prospect"), PCMG Trading Partners XXIII LP, a Delaware limited partnership ("PCMG"), and James Dondero ("Mr. Dondero"). The Filing Persons have entered into a Joint Filing Agreement, dated as of April 5, 2002, a copy of which is attached hereto.

         (b) The principal business address of Highland Capital, Crusader, Prospect, PCMG and Mr. Dondero is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240.

         (c) This Statement is filed on behalf of a group consisting of Highland Capital, Crusader, Prospect, PCMG and Mr. Dondero. The general partner of Crusader is Highland Capital. Highland Capital, as a registered investment advisor, is the investment advisor for Prospect. The general partner of Highland Capital is Strand Advisors, Inc., a Delaware corporation ("Strand"). The general partner of PCMG is Strand Advisors III, Inc., a Delaware corporation ("Strand III"). The directors and officers of Strand, Prospect and Strand III are listed on Appendix 1 hereto. Mr. Dondero is the President of Highland, Prospect, Strand and Strand III, and a director of the Issuer. In the aforementioned capacities, each of the foregoing may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the other members of the group.

         The principal business of Highland Capital, Crusader, Prospect and PCMG is purchasing and holding securities for investment purposes. The principal business of Strand is serving as the general partner of Highland Capital. The principal business of Strand III is serving as the general partner of PCMG. Mr. Dondero's principal business is acting in the capacities set forth above and on Appendix 1 hereto. The principal business of each director and officer of Prospect, Strand and Strand III is provided on Appendix 1 hereto.

         (d) and (e) During the past five years, none of the foregoing entities or natural persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

         (f) Crusader is a citizen of Bermuda; Highland Capital and PCMG are citizens of Delaware; Prospect is a citizen of Maryland; and Mr. Dondero is a citizen of the United States. The citizenship of each of the persons on Appendix 1 hereto is as indicated on Appendix 1.

--------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                               Page 8 of 12
--------------------------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended as follows:

         The total amount of funds required by PCMG for the purchase of 41,100 Shares was approximately $682,094 and was obtained from working capital. The total amount of funds required by Mr. Dondero for the purchase of 98,300 Shares was approximately $1,471,853 and was obtained from his personal funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended as follows:

         (a) Based on the information disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on February 14, 2002, there were 39,764,798 shares of Common Stock outstanding on February 8, 2002, and 1,366,221 shares of Common Stock yet to be issued in connection with the Plan. Pursuant to the Plan, the outstanding pre-Chapter 11 Common Stock and preferred stock was canceled and upon implementation of the Plan, the Issuer was to issue 41,000,000 shares of Common Stock to its creditors in accordance with the Plan provisions.

               Pursuant to provisions of the Exchange Act and in accordance with that certain Joint Filing Agreement, entered into by and among Highland Capital, Crusader, Prospect, PCMG and Mr. Dondero dated as of April 5, 2002 (attached hereto as Exhibit 1), each of Highland Capital, Crusader, Prospect, PCMG and Mr. Dondero may be deemed to beneficially own 2,997,691 shares of Common Stock (which is approximately 7.5% of the shares of Common Stock outstanding on February 8, 2002).

         (b)                                             Sole             Shared             Sole            Shared
                                                        Voting            Voting         Dispositive       Dispositive
                                                         Power            Power             Power             Power
                                                        ------            ------         -----------       -----------
     Highland Capital Management, L.P.                1,559,647 (1)         0             1,559,647 (1)         0
     Highland Crusader Offshore Partners, L.P.        1,045,176 (2)         0             1,045,176 (2)         0
     Prospect Street High Income Portfolio Inc.         253,468 (3)         0               253,468 (3)         0
     PCMG Trading Partners XXIII LP                      41,100             0                41,100             0
     James Dondero (4)                                   98,300             0                98,300             0

----------

(1) Includes 1,452,434 shares of Common Stock beneficially and directly owned by Highland Capital, 82,213 shares of common stock underlying 16,714 shares of Convertible Preferred Stock immediately convertible and beneficially and directly owned by Highland Capital; and 25,000 Options. The Options were granted under the Issuer's 2001 Stock Option Plan to Mr. Dondero, President of Highland Capital, who is a member of the new board of directors of the Issuer appointed pursuant to the Plan. Mr. Dondero and Highland Capital have an understanding pursuant to which Mr. Dondero holds the Options for the benefit of Highland Capital.

(2) Includes 993,848 shares of Common Stock beneficially and directly owned by Crusader, and 51,328 shares of Common Stock underlying 10,435 shares of Convertible Preferred Stock immediately convertible and beneficially and directly owned by Crusader.

--------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                               Page 9 of 12
--------------------------------------------------------------------------------

(3) Includes 239,774 shares of Common Stock beneficially and directly owned by Prospect, and 13,694 shares of Common Stock underlying 2,784 shares of Convertible Preferred Stock immediately convertible and beneficially and directly owned by Prospect.

(4) Because of the relationships described herein, Mr. Dondero may be deemed the indirect beneficial owner of the shares owned by Highland Capital, Crusader, Prospect and PCMG. Mr. Dondero disclaims beneficial ownership of all such shares.

         (c) All transactions in the Shares during the past sixty days, or since the most recent filing of Schedule 13D, by any of the Filing Persons are set forth on Appendix II attached hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended as follows:

         Exhibit 1. Joint Filing Agreement, dated as of April 5, 2002, entered into by and among Highland Capital, Crusader, Prospect, PCMG and Mr. Dondero.

--------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                              Page 10 of 12
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 5, 2002

                    HIGHLAND CAPITAL MANAGEMENT, L.P.

                    By: Strand Advisors, Inc., its general partner

                        By:          /s/ James Dondero
                            --------------------------------------------------
                        Name:   James Dondero
                        Title:  President

                    HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

                    By: Highland Capital Management, L.P., its general partner
                    By: Strand Advisors, Inc., its general partner

                        By:          /s/ James Dondero
                            --------------------------------------------------
                        Name:   James Dondero
                        Title:  President

                    PROSPECT STREET HIGH INCOME PORTFOLIO INC.

                    By:              /s/ James Dondero
                        ------------------------------------------------------
                    Name: James Dondero
                    Title: President

                    PCMG TRADING PARTNERS XXIII LP

                    By: Strand Advisors III, Inc., its general partner

                        By:          /s/ James Dondero
                            --------------------------------------------------
                        Name:   James Dondero
                        Title:  President

                                     /s/ James Dondero
                    ----------------------------------------------------------
                    JAMES DONDERO

--------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                              Page 11 of 12
--------------------------------------------------------------------------------

                                   APPENDIX 1

                    Appendix 1 is hereby amended as follows:

         The name of each director and officer of Prospect Street High Income Portfolio, Inc., Strand Advisors, Inc. and Strand Advisors III, Inc. is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240, unless otherwise noted. Each person is a citizen of the United States of America unless otherwise noted. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of
Schedule 13D.

                                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                      NAME                                           AND BUSINESS ADDRESS (IF APPLICABLE)
-------------------------------------------           -----------------------------------------------------------------------

PROSPECT STREET HIGH INCOME PORTFOLIO, INC.

James Dondero, Director                               President

Mark Okada                                            Executive Vice President

R. Joseph Daugherty                                   Senior Vice President and Secretary

Timothy Hui, Director                                 Director of Learning Resources of the Pennsylvania Biblical University,
                                                            48 Willow Green Drive, Churchville, PA 18966.

Scott Kavanaugh, Director                             Director, Executive Vice President and Treasurer of Commercial
                                                            Capital, One Venture, Ste. 300, E. Irvine, CA 92618.

James Leary, Director                                 Managing Director of Benefit Capital, 2006 Peakwood Drive,
                                                            Garland, Texas 75044.

Bryan Ward, Director                                  Special Projects Advisor and Information Technology Consultant for
                                                            Accenture, 3625 Rosedale, Dallas, Texas 75205.


STRAND ADVISORS, INC.

James Dondero, Director                               President

Mark Okada                                            Executive Vice President

Louis Koven                                           Secretary


STRAND ADVISORS III, INC.

James Dondero, Director                               President

Mark Okada                                            Executive Vice President

Louis Koven                                           Secretary

--------------------------------------------------------------------------------
CUSIP No. 37183F-10-7                                              Page 12 of 12
--------------------------------------------------------------------------------

                                   APPENDIX II

                           TRANSACTIONS IN THE SHARES

IN THE PAST SIXTY DAYS, OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D, THE ONLY TRANSACTIONS IN THE SHARES BY PCMG WERE:

        Date of Purchase          Price Per Share         Shares Purchased
        ----------------          ---------------         ----------------
            03/07/02                  $  16.360                    8,600
            03/07/02                     16.460                   15,000
            03/11/02                     16.500                   12,500
            03/14/02                     17.650                    5,000

IN THE PAST SIXTY DAYS, OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D, THE ONLY TRANSACTIONS IN THE SHARES BY MR. DONDERO WERE:

        Date of Purchase          Price Per Share         Shares Purchased
        ----------------          ---------------         ----------------
            02/25/02                $  14.810                   15,000
            02/26/02                   14.810                    5,000
            02/27/02                   14.835                   35,000
            02/28/02                   15.160                   43,300

                                    EXHIBITS

EXHIBIT
NUMBER              DESCRIPTION
-------             -----------

  1.                Joint Filing Agreement, dated as of April 5, 2002, entered into by and among Highland
                    Capital, Crusader, Prospect, PCMG and Mr. Dondero.